

October 12, 2011

Via E-mail
Wayne Middleton
President
Immobiliare Global Investments, Inc.
13575 58th Street N., Suite 140
Clearwater, FL 33760

> **Re: Immobiliare Global Investments, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed September 29, 2011**
> **File No. 333-174261**

Dear Mr. Middleton:

We have reviewed your response to our letter dated August 19, 2011 and have the following additional comments.

<u>Prospectus cover page</u>

1. We note your response to our prior comment three and reissue in part. Please also disclose in The Offering section in prominent type that investor proceeds will not be held in escrow and are available for immediate use by your officers and directors.

<u>Prospectus Summary, page 6</u>

2. We note your response to prior comment five and reissue in part. Please revise the summary section to include the number of months your cash will last at your monthly burn rate and update your disclosure as of the most recent practicable date. In addition, revise your liquidity discussion to include the monthly burn rate and the number of months your cash will last at this rate.

<u>The Self-Storage Concept, page 21</u>

3. We note your response to our prior comment 19 and reissue in part. Please revise the first bullet point on page 22 to disclose the source of the tenant duration and turnover data.

Our History, page 22

4. We note your revised disclosure in response to our prior comment 24 and reissue in part. Please provide greater specificity regarding your plans to construct and operate your self-storage facility. In particular, reconcile your statements that "[you] cannot just build half of the building if [you] can only raise half of the funds" and "the financing at some point becomes an all or nothing proposition" with your use of proceeds table, where you disclose a range of proceeds allocated to storage facility construction from $750,000 to $3,512,342. Additionally, please disclose that there is no guarantee that you will obtain financing to finish construction if you do not obtain sufficient funds in this offering.

Management's Discussion and Analysis, page 27

Operating Expenses, page 28

5. We note your disclosure that you have paid $84,000 in officer salaries in the first quarter. Please revise your Executive Compensation section on page 31 to include this information or advise. Refer to Item 402 of Regulation S-K.

Results of Operations for the three and six months ended June 30, 2011 and 2010, (unaudited), page 28

6. For the three and six month period discussions, please also discuss the amount of net income (loss) for each period. Please also include for the years ended December 31, 2010 and 2009 in the discussion of operations on page 29.

7. Also, provide a discussion of the stock-based compensation in the amount of $40,000 reflected for the six months ended June 30, 2011, as shown on page F-19. Disclose, if true, such stock compensation was paid to your CEO. Further, in your discussion of general and administrative expenses, please clarify the meaning of your disclosure that the increase is primarily due to inclusion of officer salaries at $84,000 in the first quarter; in this regard, explain the reasons for the significant salary costs in the first quarter and why no similar amount of officer salaries were incurred or accrued in the second quarter of 2011. We note the disclosure under Executive Compensation at page 32 that $7,000 per month to your four directors (three of whom are also officers) were accrued for services in the first quarter of 2011; disclose if these directors and/or officers rendered services to you in the second quarter of 2011, notwithstanding that you stopped the salary accrual until the Company becomes cash flow positive. To such extent as services were provided, but were substantially nil or minimal in comparison to the previous' quarter's $7,000 per month services, please disclose.

Financial Condition, page 29

8. We note total assets increased by $58,025 rather than $26,825 at June 30, 2011. Please revise or advise.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

9. We have reviewed your response to prior comment 34. Notwithstanding your response that Randall N. Drake, CPA, P.A. ("Drake") was engaged to perform the full audit of the Company's financials (i.e., those of the accounting acquirer, Thomas Investment Holdings, LLC, ("Thomas")) for the two years ended December 31, 2010, and had performed audit procedures on the initial account balances at January 1, 2009 in order to be able to opine on the income statement and statement of cash flows for both 2009 and 2010 and further accepted full responsibility for both years, without placing any reliance on any audit work performed by the former accountant, Wisan, Smith, Racker & Prescott, LLP ("Wisan"), this change in accountants is required to be disclosed in the filing even though Drake, as the successor accountant, has re-audited all of the periods of the financial statements contained in the Form S-1 Registration Statement. Thomas, as the accounting acquirer, has had a change in auditors, notwithstanding that it had not previously received an audit opinion from Wisan. Please include the disclosures required by Item 304 of Regulation S-K, including the date of engagement of Drake, the date of dismissal, resignation or declined to stand for re-election of Wisan, the type of audit opinion rendered (if none, so state), whether the change was approved by the Board of Directors or committee thereof, and the nature of any disagreements and/or reportable events. An Exhibit 16 letter (see Item 601(b)(16) of Regulation S-K) from Wisan indicating whether or not they agree with your disclosures is required to be filed to the Registration Statement.

December 31, 2010 Audited Financial Statements

Statements of Cash Flows, page F-6

10. We have reviewed your response to prior comments 40 and 44 and are unable to locate the corrected version of the Purchase and Sale Agreement as a filed exhibit. The Exhibit 10 filed with the amended Registration Statement on Form S-1 on September 29, 2011, contains various individual loan documents, exclusive of the corrected Purchase and Sale Agreement. Please file the corrected version or advise.

Note 1. Summary of Significant Accounting Policies, page F-7

Organization and Business Activity

11. We have reviewed your response to our prior comment 41 and are unable to locate your revisions. As such we reissue the comment as follows: Please expand this section to disclose your response that Mr. Middleton has broad authority to make operational and business decisions for the Company on a daily basis; however, the Board of Directors has the authority to over-rule any decisions of the CEO by a majority vote, and that any significant decisions that would materially affect the Company will be voted on by a majority vote of the Board of directors.

12. Refer to the schedule you have provided in response to our prior comment 39. You state that the assets of Immobilaire at the time of the merger included an investment in TIH of $812,500. We assume that this schedule represents Immobilaire immediately after the merger with TIH. If our understanding is correct, it appears that the mortgage notes payable should also be reflected in this schedule. Please also explain how the land and buildings are included in this schedule.

Subsequent Events

13. We note the revised date of September 23, 2011 that management of the Company evaluated subsequent events; however, we note the auditor's report at page F-2 has not been dual-dated for this subsequent events date (i.e., the date the financial statements were available for issuance) and for the inclusion of the restatement disclosure in Note 10. Please consider revising the auditor's report on page F-2 to include a dual-date of September 23, 2011, representing the revised date the financial statements are issued, or advise. In this regard, we note the audited footnote discloses that management evaluated subsequent events through September 23, 2011, whereas the audit report on the financial statements is dated May 3, 2011. See ASC Topic 855-10-25-1A and 855-10-S99-2 and paragraph .01 of AU Section 530, "Dating of the Independent Auditor's Report." This comment is also applicable to the auditor's interim review report on page F-17 and Note 1 of the June 30, 2011 interim financial statements.

June 30, 2011 Interim Financial Statements

General

14. Please revise the interim financial statements and notes for comments issued above on the audited financial statements, as applicable.

Note 1. Summary of Significant Accounting Policies, page F-22

Basis of Accounting

15. Please expand this section to disclose that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. See Instruction 2 to Item 8-03 of Regulation S-X.

Note 6. Income Taxes, page F-26

16. We note your net deferred income tax assets have substantially increased at June 30, 2011, notwithstanding your continuing loss from operations. Please tell us why a valuation allowance is not required in accordance with GAAP. See ASC Topic 740-10-30-5(e) and paragraphs 16 through 25. We may have further comments upon review of your response.

Note 8. Mortgage Notes Payable, page F-27

17. Refer to the last note payable in the table in the amount of $194,386 at June 30, 2011.
Please clarify in the description of this note, if the maturity date is April 1, 2026 rather
and May 2026, and if the monthly installments are $1,546 rather than $1,490. Reference
is made to the Loan Modification Agreement dated April 1, 2011 with Security Service
Federal Credit Union as lender, filed as Exhibit 10 to the amended Registration Statement
on Form S-1.

Age of Financial Statements

18. Please continue to consider the financial statement updating requirements set forth in
Rule 8-08 of Regulation S-X.

Accountants' Consent

19. Amendments should contain a currently dated accountants' consent. Manually signed
consents should be kept on file for five years. Reference is made to Rule 402 of
Regulation C.

20. We have reviewed your response to our prior comment 48 and are unable to locate any
revisions. We reiterate the comment, as modified, that the accountant should specifically
consent to each reference within the filing. This would also include the reference to
changes in and disagreements with accountants. As such, please expand the second
paragraph of Exhibit 23 to also specifically reference the change in accountants section.
In addition, please file Exhibit 15, Letter re unaudited interim financial information, from
your accountant pertaining to the use of their interim review report included at page F-17.
See Item 601(b)(15) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

21. We note that you have included two sales transactions of your securities in Note 11 –
Subsequent Events on page F-16. Please revise your Recent Sales of Unregistered
Securities section to include these transactions or advise.

Item 16. Exhibits and Financial Statement Schedules, page II-3

22. We note your response to prior comment 50; however, we reissue because we are unable
to locate your list of subsidiaries filed as Exhibit 21.

Signatures, page II-5

23. We note your response to prior comment 51 and reissue. Please revise the second
signature block to include the signatures of your principal financial officer and principal
accounting officer or controller. Refer to Instruction 1 to Form S-1.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Clifford J. Hunt, Esq.
       Law Office of Clifford J. Hunt, P.A.